                                                                    Exhibit 4.12

                              EMPLOYMENT AGREEMENT

                                 by and between

                                     QIAGEN,
                           Auf dem Wolf 39, 4052 Basel

                             - hereinafter QIAGEN -

                                       and

                               Mr. Peer M. Schatz

                            - hereinafter Employee -

1.   Introduction

     Mr. Schatz is the Financial Controller of QIAGEN GmbH in Dusseldorf. Mr. Schatz is Director and Financial Controller of QIAGEN AG in Basel as well. The following employment agreement relates exclusively to this activity.

2.   Position and Function

     Mr. Schatz is directly responsible to and reports to the Board of Directors. His main tasks are administration and finance.

3.   Commencement, Duration and Conclusion of Employment Relationship

3.1  Commencement

     Mr. Schatz has been employed by QIAGEN AG since September 15, 1994.

     3.2. Duration and Conclusion

     The employment agreement is concluded for an indeterminate time period. The employment agreement may be terminated at the end of any calendar month, with three months notice communicated by registered letter. The Company reserves the right to terminate Employee at any time if serious cause exists.

4.   Obligations of Mr. Schatz

     4.1 Fiduciary and Secrecy Obligations

     Mr. Schatz is obligated to perform all tasks in conjunction with the aforementioned activities conscientiously and to be best of his abilities, to safeguard DIAGEN's interests in every respect, and to maintain secrecy on all confidential matters and activities. This secrecy obligation extends in full measure wherever may be applicable to the time subsequent to commencing employment.

     4.2 Work Time

     Mr. Schatz' schedule shall be determined by the scope and urgency of contingent activities, on average requiring one day per week.

     5.  QIAGEN AG Obligations

     5.1 Salary

         The Employee shall receive a gross monthly salary of FR 5,000.--(in words five thousand francs). The Employee is not entitled to receive a thirteenth salary. The gross salary includes all legally required insurance contributions such as AHV, ALV, IV, EO and deductible withholding tax. Since Mr. Schatz shall perform his activities in Germany and is sufficiently insured by BVG against all risks, he has no additional obligation under BVG regulations.

     5.2 Dependents Allowance

         Mr. Schatz' entitlement to claim a Dependents Allowance is expressly regulated in his agreement with QIAGEN GmbH. According to the aforementioned agreement, he shall not be entitled to receive a Dependents Allowance.

     5.3 Payment of Salary During Illness or Accident and Fulfillment of Legal Obligations

         The scope of salary payment during illness, accident and fulfillment of legal obligations is also determined by the regulations governing the forementioned employment relationship contained within the agreement between QIAGEN GmbH and Mr. Schatz.

     5.4  Expenses

          Necessary expenditures and expenses in the interests of the firm as well as compensation for the use of private auto for business purposes shall be reimbursed according to the provisions relating to compensation of expenses.

     6.   Final Provisions

     6.1. Amendments and Supplements

          Any future amendments of and/or supplements to the agreement shall be in writing in order to acquire legal effect. For questions which have not been addressed by either the present agreement or that between Mr. Schatz and QIAGEN GmbH, the provisions of Swiss Code of Obligations
          (OR).

     6.2  Disputes

          In the case that disputes arise in conjunction with this agreement, the contractual partners shall attempt to remedy these in an amicable fashion. If this is not possible, the applicable court of jurisdiction shall be the city of Basel.

     6.3  Integrated Component of Employment Agreement

          Provisions on compensation of expenses and holidays form an integral component of this employment agreement.

     Basel, May 29, 1998                               QIAGEN A.G.

      /s/ Peer M. Schatz                               /s/ Vincent Sigrist
     -------------------                               ----------------------
     Peer M. Schatz                                    General Manager


     ___________________________                       /s/ Sabine Buhrer
                                                       ----------------------
                                                       Finance & Administration
                                                       Manager